October 17, 2024

Frank Martell
Chief Executive Officer
loanDepot, Inc.
6561 Irvine Center Drive
Irvine, CA 92618

       Re: loanDepot, Inc.
           Registration Statement on Form S-3
           Filed October 11, 2024
           File No. 333-282623
Dear Frank Martell:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Eric Scarazzo, Esq.